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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company
Corporate Taxpayers’ Registry (CNPJ/MF) No. 07.689.002/0001-89
Board of Trade (NIRE) No. 35.300.325.761

NOTICE TO SHAREHOLDERS

Embraer S.A. (“Embraer” or “Company”) hereby informs its shareholders, in accordance with CVM Instruction 481, of December 17, 2009, that the Company will adopt the distance voting ballot (boletim de voto à distância) on the Extraordinary General Shareholders’ Meeting of the Company to be held on May 27th, 2019, at 10 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to resolve on the approval of the amendment and restatement of its Bylaws, in accordance with the Manual and Management’s Proposal for the Extraordinary General Shareholders’ Meeting disclosed on this date.

São José dos Campos, April 26 th, 2019.

Nelson Krahenbuhl Salgado

Executive Vice-President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer